Exhibit (a)(8)

NOTICE TO PARTICIPANTS IN THE

A.S.V. INC. EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

January 28, 2008

Dear Plan Participant:

The Tender Offer

As you may know, Terex Minnesota, Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Terex Corporation, a Delaware corporation (“Terex”), announced on January 14, 2008 its intention to make an offer to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of A.S.V., Inc., a Minnesota corporation (“ASV”), at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Also enclosed is ASV’s Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth, among other things, the recommendation by the ASV board of directors that ASV shareholders tender their Shares into the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 13, 2008, among Terex, Purchaser, and ASV (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Minnesota Business Corporation Act (“MBCA”), Purchaser will be merged with and into ASV (the “Merger”). Following the effective time of the Merger (the “Effective Time”), ASV will continue as the surviving corporation and become a direct, wholly-owned subsidiary of Terex and the separate corporate existence of Purchaser will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Terex, Purchaser or any other wholly-owned subsidiary of Terex, or by any subsidiary of ASV or Shares that are owned by shareholders who have perfected and not withdrawn a demand for dissenter’s rights in accordance with the provisions of the MBCA) will be canceled, and will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive in cash the per Share price paid in the Offer, payable to the holder thereof, without interest, upon surrender of such Shares, less any required withholding taxes.

Your Prompt Response is Requested

The Offer is being made for all outstanding Shares, including those Shares credited to your account under the A.S.V. Inc. Employee Savings and Profit Sharing Plan (the “Plan”). As a participant in the Plan, if a portion of your account is invested in the ASV Stock Fund (the “Company Stock Fund”), you have a right to and are encouraged to provide directions to Capital Bank and Trust Company (“Capital Bank”), the trustee of the Plan, to tender all, some or none of the Shares allocated to your separate Plan account. By instructing Capital Bank to “tender” the Shares allocated to your separate Plan account, you are instructing Capital Bank to surrender those Shares for cash in connection with the Offer.

If you would like to tender Shares allocated to your account under the Plan in the Offer, you must provide your instructions to Ellen Philip Associates, Inc., Capital Bank’s tabulation agent, either by telephone or the internet or by promptly completing and returning the enclosed Tender Offer Instruction Form (the “Tender Instruction Form”) to Ellen Philip Associates, Inc., the Independent Plan Tabulator. Telephone and internet services are available twenty-four hours a day, seven days a week, and if you use the internet, you may elect to receive an instant confirmation. On a touchtone-phone, call 1-866-595-8761 and to use the internet, visit https://www.tabulationsplus.com/asvi. If you do not send timely tender instructions to the Independent Plan Tabulator, Capital Bank will treat this as an instruction NOT to tender.

In order to direct Capital Bank, your instruction, however submitted, must be received by the Independent Plan Tabulator, no later than 4:00 p.m., New York City time, on Wednesday, February 20, 2008 (the “Plan Deadline”). You may submit your written instructions by returning your completed, signed and dated Tender Instruction Form in the enclosed postage-prepaid envelope or by mailing it to Ellen Philip Associates, Inc. at 134 West 26th Street, New York, NY 10001. In the event that Purchaser extends the expiration date for the Offer (currently 12:00 Midnight, New York City time, at the end of Monday, February 25, 2008), the Plan Deadline will automatically be extended to 4:00 p.m., New York City time, on the date that is three business days prior to the new expiration date for the Offer. Any extensions of the expiration date for the Offer will be publicly announced.

Important Note About the Company Stock Fund

Please note, in order for Capital Bank to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Company Stock Fund or request new loans or distributions from the Company Stock Fund. As a result, in general, you may not purchase, sell or otherwise acquire any Shares during this “blackout period,” which starts at 12:01 a.m., New York City time, on Thursday, February 21, 2008 and ends on Monday, February 25, 2008. If the expiration date of the Offer is extended, the new Plan Deadline will be the date that is three business days prior to the new expiration date for the Offer. The blackout period may be terminated in the event of an extension of the expiration date for the Offer for more than three business days. In the event of an extension of the expiration date for the Offer, the period during which transactions with respect to the Company Stock Fund will be suspended for all participants in the Plan will start on the date that is three business days prior to the extended Offer expiration date and will end at 12:00 Midnight at the end of the date immediately prior to the extended Offer expiration date.

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

During the blackout period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Company Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in the Company Stock Fund in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

During the periods described above, you can determine whether the blackout period has started or ended by contacting either ASV at 218-327-5365 or by contacting the Capital Bank participant services line at (800) 421-9900 (ext. 32042) Monday through Friday from 7:30 a.m. to 4:30 p.m. (EST).

Enclosed For Your Review

Enclosed for your review are the following materials about the Offer:

1.	the Offer to Purchase, dated January 28, 2008, which contains important details about the Offer;

2.	ASV’s Solicitation/Recommendation Statement on Schedule 14D-9;

3.	a Tender Instruction Form; and

4.	a postage-paid reply envelope.

The enclosed information relates only to Shares allocated to your Plan account. If you own other Shares outside of the Plan, you should receive separate mailings relating to those Shares.

Please Provide Your Instructions to the Independent Plan Tabulator.

The fastest way to submit your instructions is via telephone or internet. However, if you prefer to do so, you may submit your written instructions by promptly completing, signing and dating the enclosed Tender Instruction Form and mailing it to the Independent Plan Tabulator in the enclosed postage paid reply envelope. If you have instructed Capital Bank to tender some or all of the Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new instruction, preferably by telephone or by internet, which will have the effect of revoking your prior instruction. No matter how many instructions you submit, only your last instruction received by the Independent Plan Tabulator prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Independent Plan Tabulator on or before the Plan Deadline, which is 4:00 p.m., New York City time, on Wednesday, February 20, 2008.

Please note, if your tender instructions are not received on or before the Plan Deadline, Capital Bank will NOT tender your Shares, unless required by law to do otherwise.

Proceeds from Tender

Capital Bank will invest proceeds from the tender of the Shares credited to your account under the Plan in the fund or funds designated by you and on file for the investment of future contributions to the Plan (excluding the Company Stock Fund) in effect as of the date on which such proceeds are received by the Plan’s trust or, if no such investment election is in effect as of the date on which such proceeds are received by the Plan’s trust, in the American Funds Cash Management Trust (Share Class R3).

Your Decision is Confidential

All instructions received by the Independent Plan Tabulator from individual participants will be held in confidence and will not be divulged to any person, including ASV, Terex, Purchaser or any of their respective directors, officers, employees or affiliates, except that the Independent Plan Tabulator will instruct Capital Bank regarding the tender instructions received from individual participants.

For Additional Information

If you have any questions about the Offer, please contact MacKenzie Partners, Inc., the information agent for the Offer, toll-free at (800) 322-2885. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. You may also call the above number to request a new Tender Instruction Form or for assistance in filling out the form.

Sincerely,

A.S.V., Inc.

TENDER OFFER INSTRUCTION FORM

A.S.V., INC. EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

BEFORE COMPLETING THIS FORM, PLEASE CAREFULLY READ

THE ACCOMPANYING INFORMATION

CONTROL NUMBER:

Make sure to retain a copy of your control number in case you need it at a future time to make a revocation.

In response to the offer by Terex Minnesota, Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Terex Corporation, a Delaware corporation (“Terex”), to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of A.S.V., Inc., a Minnesota corporation (“ASV”), at a price of $18.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated January 28, 2008 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), I hereby instruct Capital Bank and Trust Company (“Capital Bank”) to tender or not to tender the Shares allocated to my account under the A.S.V., Inc. Employee Savings and Profit Sharing Plan (the “Plan”) in response to the Offer as follows (PLEASE CHECK ONE BOX AND COMPLETE THE REMAINDER OF FORM—If more than one box is checked below your election may be disregarded):

☐ YES. I DIRECT CAPITAL BANK TO TENDER ALL OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE TENDER OFFER.

☐ YES. I DIRECT CAPITAL BANK TO TENDER A PORTION                    (1%- 99%, WHOLE PERCENTAGE ONLY) OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE TENDER OFFER. If you fail to insert a (whole) percentage, your election will be treated as an election NOT to tender any of your Shares.

☐ NO. I DIRECT CAPITAL BANK NOT TO TENDER ANY OF THE SHARES ALLOCATED TO MY PLAN ACCOUNT IN RESPONSE TO THE TENDER OFFER.

You may submit your tender instruction to Ellen Philip Associates, Inc., the Independent Plan Tabulator, by toll-free telephone call or the internet or by mail. Telephone and internet services are available twenty-four hours a day, seven days a week and, if you use the internet, you may elect to receive an instant confirmation. On a touchtone-phone, call 1-866-595-8761 and to use the internet, visit https://www.tabulationsplus.com/asvi. You should have a copy of this Instruction Form and the control number handy when you call via toll-free number or access the internet to provide your instructions.

At any time before the deadline, 4:00 P.M. New York City time on February 20, 2008, you may change your instruction by submitting a new instruction. Because of delays inherent in the mailing process, the best way to do this would be by internet or telephone. Only your last instruction will be counted.

Regardless of the manner in which they are submitted, Tender Offer Instructions that are not timely received by the Independent Plan Tabulator, and, if submitted by mail, those received without a box checked above or with more than one box checked will be treated as an instruction not to tender Shares.

The fastest way to submit your instructions is via telephone or internet. However, if you prefer to do so, you may submit your written instructions by mailing this completed form promptly in the enclosed postage-paid envelope. Do not mail this form if you have given your instruction by telephone or the internet.

YOUR INSTRUCTION, HOWEVER SUBMITTED, MUST BE RECEIVED BY THE INDEPENDENT PLAN TABULATOR NO LATER THAN 4:00 P.M., NEW YORK CITY TIME, WEDNESDAY, FEBRUARY 20, 2008 OR YOUR SHARES WILL NOT BE TENDERED.

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